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                                                                       EXHIBIT 4



                            [CARADON PLC LETTERHEAD]

28 July 1999


Easco, Inc.
706 South State Street
Girard, Ohio 44420

Gentlemen:

In reference to the Agreement and Plan of Merger between Caradon Inc., E Acqco Inc., and Easco, Inc. dated as of this same date (the "Merger Agreement"), Caradon plc hereby assures Easco, Inc. that, from the date hereof until the Effective Time of Merger, at which time this Letter Agreement will terminate, Caradon plc will cause Caradon Inc. to fulfill its obligations under the Merger Agreement, including by providing sufficient capital to Caradon Inc. to allow for the timely consummation of the Offer and the Merger. Capitalized terms used herein and not otherwise defined are defined in the Merger Agreement.

Yours sincerely,
Caradon plc



/s/Martin Clark
Martin Clark
Group Finance Director